Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
September 25, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief Ji Shin, Attorney-Advisor

Re:	Cloudera, Inc. Registration Statement on Form S-1 (File No. 333-220494) Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cloudera, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on September 27, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle A. Corcoran
Name: Kyle A. Corcoran
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name: Lucy Wang
Title: Executive Director, TMT ECM

[Signature Page to Underwriters’ Acceleration Request]